Filed by Social Capital Hedosophia Holdings Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Opendoor

Commission File No. 001-39253

Opendoor’s Cofounder Talks Covid, Growth, And The Quest For Profits As The Company Goes Public

Forbes

By Noah Kirsch

September 16, 2020

The market reacted kindly yesterday to news that Opendoor, a technology startup that lets customers rapidly sell their homes, will go public through a merger with a blank-check company. Shares of its soon-to-be acquirer soared 35% during normal trading hours, before falling 7% early on Wednesday.

The deal gives Opendoor an enterprise value of $4.8 billion and is a breakthrough for the industry it helped pioneer. But while Opendoor dominates the rapid home-selling marketplace—also known as iBuying—with roughly half of its market share, there is scant proof that the company, let alone its smaller competitors, has devised a sustainable path to profitability. Last year it lost $339 million on revenue of $4.7 billion.

Opendoor insists it is simply burning money in the short term while it pursues growth. “In the more mature markets that we're in, we actually see the metrics being very sound,” Ian Wong, Opendoor’s cofounder and chief technology officer, told Forbes in August.

Last year, Opendoor sold 18,000 homes, making it over three times bigger than its next largest competitor, Zillow, with which it held a combined 86% market share in 2019, according to the real estate consultant Mike DelPrete. Competitors like Redfin and Offerpad trail far behind.

To Wong, that speaks for itself. “Five years ago, we were in like two markets, three markets,” he says. “Today we’re in 21.”

NAVIGATING THE CORONAVIRUS

Early in the pandemic, Opendoor’s position looked bleak. In March, the company paused acquisitions as it tried to gauge the coming economic damage.

“Just as Covid made everyone stand still, that happened to real estate as well,” Wong says. “The only data points we saw were coming out of China and Italy, and things were looking not very good.”

The next month, in April, Opendoor laid off 35% of its staff, a major setback for a firm that had been valued at $3.8 billion in 2019 and received hundreds of millions of dollars in venture capital, including from SoftBank.

“Opendoor’s move buys it time to weather the storm, but at the expense of weakening the business,” DelPrete said in a report that month. “Saying goodbye to 35% of a well-oiled team puts it at an executional disadvantage to pre-Covid Opendoor. And to Zillow,” which didn’t announce layoffs.

Wong says the company spent the following months fully digitizing the home-selling process, from inspections to notarizations, some of which had been conducted in person before. To further boost momentum, this spring Opendoor also launched a new feature called Home Reserve, in which it will buy a new house for customers in cash while attempting to sell their existing home. Once the initial house sells, customers get the deed on their new property.

Those efforts appeared to pay off. The company says that offers on homes up for resale in June rose 153% as compared to the prior year. It helps that mortgage rates are at historic lows, and many urban residents suddenly need more space to facilitate working remotely.

“New York City and San Francisco: If you live in those two places, you think the sky is falling,” Wong says. “But actually, if you live everywhere else in the country, it's the complete opposite.”

A NEW INDUSTRY FORMS

Opendoor was the brainchild of Keith Rabois, a venture capitalist and technology veteran, who saw big potential in the painful home-buying experience. According to a 2016 Forbes profile, he came up with the idea in 2003 while working for Peter Thiel’s investment firm. Rabois and a coworker once pitched Thiel on an idea similar to Zillow; Thiel allegedly found the concept so dull that he kicked them out of the conference room.

Rabois modeled the idea out any way. The numbers looked huge. “After a few years we [were projecting] revenues the size of Wal-Mart,” he said in 2016. He admitted those initial projections were lofty, but added that, “We'll be in the billions of dollars [in revenue] very fast"—a prediction that came true.

For years, Rabois tried and failed to find an entrepreneur willing to build the business. Finally, he met Eric Wu, who had already sold one real estate startup, Rent Advisor, and would soon sell his second, Movity. Wu agreed to take on the project.

Ian Wong joined soon after, in 2014. A Stanford PhD dropout and Square alum, he was tasked with creating the pricing models critical to Opendoor’s upfront home purchases. “If we undervalue, we undermine customer trust. And if we overvalue, obviously, that's bad for business,” Wong says. (A fourth cofounder, JD Ross, also joined the business around the same time. He left in 2018.)

Opendoor raised a $10 million Series A in 2014, and launched in its first city, Phoenix, at the end of that year. It captured 2% of the city’s real estate transactions by the end of 2016. Slowly the firm recreated the model in other cities, and by 2017 it was generating $700 million in annual revenue.

Now that sales have skyrocketed, the challenge has turned to making money. Opendoor says that, using its own metrics—an adjusted  earnings before income, depreciation, and amortization margin—it could be profitable in 2023. It does not, in typical Silicon Valley fashion, prefer to use net income as its profitability metric, which is useful for a business that is bleeding cash as it reaches for a bigger piece of the $1.6 trillion U.S. real estate market.

Last year losses rose 41%, though revenue almost tripled. This year is likely to look worse: The company projects revenue to fall 47%, to $2.5 billion, according to an investor presentation published on Tuesday. It did not project losses.

Right now the entire iBuying industry accounts for just 0.5% of transactions, but Opendoor says it aims to one day hit 4% market share and generate $50 billion in revenue. The company will use the capital from its public offering toward that end, investing in growth and new products.

Says Wong, of the company’s early, albeit unprofitable trajectory: “Our ambition has grown beyond that…. What we want to do is really, honestly play a very long-term game.”

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Opendoor Labs Inc. ("Opendoor") and Social Capital Hedosophia Holdings Corp. II ("SCH"). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC"), which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH's website at http://www.socialcapitalhedosophiaholdings.com/docsb.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Opendoor and SCH. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH's securities, (ii) the risk that the transaction may not be completed by SCH's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Opendoor's business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Opendoor, (ix) the outcome of any legal proceedings that may be instituted against Opendoor or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH's securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Opendoor operates, variations in operating performance across competitors, changes in laws and regulations affecting Opendoor's business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of SCH's registration on Form S-1 (File No. 333-237864), the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Opendoor and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Opendoor nor SCH gives any assurance that either Opendoor or SCH, or the combined company, will achieve its expectations.

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